UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: July 13, 2007

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:

Voting results of the Annual and Special Meeting of Shareholders on July 10, 2007 are attached as Exhibit 99.1 and the Confirmation of Mailing Materials are attached as Exhibit 99.2 each of which as filed with the Canadian Securities Authorities.

The following is a summary of the resolutions approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the Shareholders.
Resolution # 1

The shareholders approved and ratified the election of director for all nominees as follows: Christopher Besant, Richard Callander, Brian D. Clewes, Howard M. Drabinsky, Anthony Durkacz, Arthur E. Laudenslager, Michael M. Liik and Jiri K. Nor.

Resolution # 2

The shareholders ratified the appointment of Danziger and Hochman, Chartered Accountants, as auditors of the Astris Energi Inc. (“the Company”).

Resolution # 3

The shareholders ratified the sale of all or substantially all of the Company’s assets, pursuant to the terms of the Asset Purchase Agreement.

Resolution # 4

The shareholders ratified the salaries of management pursuant to the terms of Asset Purchase Agreement.

Resolution # 5

The shareholders ratified the amendment of the 2005 stock option plan of the Company.

Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99.1	Voting results of the Annual and Special Meeting of Shareholders

99.2	Confirmation of Mailing Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: July 13, 2007	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: July 13, 2007	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer